Zarlink Announces Final Results of Substantial Issuer Bid for Debentures

OTTAWA, CANADA, July 15, 2009 – Zarlink Semiconductor Inc. (TSX:ZL) announced today the final results of its modified “Dutch auction” issuer bid (the “Offer”) to repurchase up to Cdn$24 million face value of its 6% convertible unsecured subordinated debentures due September 30, 2012, which expired at 5:00 p.m., Toronto time, on Wednesday, July 15, 2009.

Based on the final report provided by the depositary for the Offer, Cdn$21,000 principal amount of Debentures were tendered to the bid at prices at or below the purchase price of Cdn$700 for $1,000 principal amount of debentures. Pursuant to the terms of the Offer, Zarlink determined the purchase price to be Cdn$700 per Cdn$1,000 principal amount of debentures to allow it to take up the maximum number of debentures deposited to the Offer for an aggregate purchase amount of Cdn$14,700.

Payment for the debentures tendered and accepted for purchase under the Offer will be made as soon as practicable in accordance with the terms of the Offer. Debentures not purchased will promptly be returned to depositing shareholders.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com